Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
(In thousands)	2002	2003	2004	2005	2006
(a) Earnings before minority interest and income taxes, plus fixed charges	946	989	2,888	8,058	8,652

(b) Total Fixed Charges (interest)	141	85	52	2,160	4,545

Ratio of Earnings to	0.85	11.70	55.09	3.73	1.90
Fixed Charges	to	to	to	to	to
(a)/(b)	1.0	1.0	1.0	1.0	1.0